Exhibit 12.1

Ryder System, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

Continuing Operations

(Dollars in thousands)

	Years Ended					For the Nine Months Ended
	2007	2008	2009	2010	2011	September 30, 2012
EARNINGS:
Earnings before income taxes	402,204	409,288	143,769	186,305	279,387	221,277
Fixed charges	222,017	220,187	204,465	181,860	183,948	141,590
Add: Amortization of capitalized interest	457	471	620	742	722	550
Less: Interest capitalized	286	1,048	1,361	195	17	12

Earnings available for fixed charges (A)	624,393	628,898	347,493	368,712	464,041	363,406

FIXED CHARGES:
Interest and other financial charges	160,359	158,244	147,801	130,654	133,496	105,577
Costs associated with sale of receivables	0	0	0	0	0	0
Portion of rents representing interest expense	61,658	61,943	56,664	51,206	50,452	36,014

Total fixed charges (B)	222,017	220,187	204,465	181,860	183,948	141,590

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.81	2.86	1.70	2.03	2.52	2.57